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DANIEL J. BARSKY

Senior Vice President

General Counsel

March 7, 2007

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 Fifth Street N.W.

Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. Michael Pressman

Special Counsel

Office of Mergers and Acquisitions

Re:	Hanover Direct, Inc.
Schedule 13E-3 filed December 15, 2006, as amended

File No. 5-34082

PRELIM14A filed December 15, 2006, as amended

File No. 1-08056

Dear Mr. Pressman:

Hanover Direct, Inc. (the “Company”) has revised the PRELIM 14A (“Proxy”) filed on December 15, 2006 as amended and refiled on February 1, 2007 and February 13, 2007 and in that regard we attach a clean and blacklined copy of the revised Proxy as well as a copy of the Company’s Annual Report filed on Form 10-K which was filed concurrently herewith.

The principal revisions are as follows:

1.

In the Selected Historical Consolidated Financial Data (pages 62 thru 65), we have updated the financial statements to include the results of the Company’s fiscal year ended December 30, 2006 which were included in the 2006 Form 10-K, which has been concurrently filed;

2.	We have updated the Common Stock Market Price table on page 70;
3.

We have updated the Related Party Transactions disclosure on page 72 to reflect the letter agreement between the Company and Chelsey Finance which extended the maturity date of the Chelsey Facility until January 2, 2008;

4.	We have updated the Corporate Governance and Board Committees (pages 73 thru 77) and Executive Compensation (pages 77 thru 81) sections to include information for the 2006 fiscal year; and
5.	We have updated the Independent Accountants section to include the 2006 fees (page 85).

Mr. Michael Pressman

March 7, 2007

Our schedule calls for mailing of the definitive proxy statement on March 10, 2007. We are hopeful that you can accommodate our time schedule.

Sincerely,

/s/ Daniel J. Barsky

Daniel J. Barsky,

Senior Vice President & General Counsel

cc:	Martin Nussbaum, Esq.
Richard Goldberg, Esq.
Bruce Silverstein, Esq.

HANOVER DIRECT, INC. 1500 HARBOR BOULEVARD, WEEHAWKEN, NEW JERSEY 07086